UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-35061

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: First Horizon Advisors, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

165 Madison Ave. 14th floor
(No. and Street)

Memphis	TN	38103
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Carol Smith	901-818-6168	chsmith@firsthorizon.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

6070 Poplar Ave. Ste 450	Memphis	TN	38117
(Address)	(City)	(State)	(Zip Code)

10/20/2003	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Mims Clayton, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of First Horizon Advisors, Inc., as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KECIA PICKENS
STATE OF TENNESSEE NOTARY PUBLIC
SHELBY COUNTY
MY COMMISSION EXPIRES 3-22-2025

Signature: [signature]

Title:
Chief Operating Officer

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



(A Wholly Owned Subsidiary of First Horizon Bank)

Statement of Financial Condition

December 31, 2023

(With Report of Independent Registered Public Accounting Firm Thereon)



KPMG LLP
Triad Centre III
Suite 450
6070 Poplar Avenue
Memphis, TN 38119-3901

Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors
First Horizon Advisors, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of First Horizon Advisors, Inc. (the Company) as of December 31, 2023, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2002.

Memphis, Tennessee
February 26, 2024

FIRST HORIZON ADVISORS, INC.

(A Wholly Owned Subsidiary of First Horizon Bank)

Statement of Financial Condition

December 31, 2023

Assets:		
Cash and cash equivalent:		
Cash and money market mutual funds	$	31,010,604
Securities purchased under agreement to resell with First Horizon Bank		25,536,608
Receivables from brokers		265,358
Furniture, equipment and leases, net		4,587,005
Prepaid expenses and other assets		3,831,290
Deferred tax assets, net		2,521,275
Total assets	$	67,752,140
Liabilities and Shareholder's Equity:		
Liabilities:		
Accounts payable and accrued expenses	$	14,046,939
Lease liabilities		3,210,721
Due to First Horizon Bank, net		981,436
Total liabilities		18,239,096
Shareholder's equity:		
Common stock, $12.50 par value – authorized, issued, and outstanding 2,000 shares		25,000
Additional paid-in capital		3,784,535
Retained earnings		53,712,798
Accumulated other comprehensive loss, net		(8,009,289)
Total shareholder's equity		49,513,044
Total liabilities and shareholder's equity	$	67,752,140

See accompanying notes to the Statement of Financial Condition.

1. Organization and Significant Accounting Policies

a. Organization and Operations

First Horizon Advisors, Inc. (the Company), a wholly owned subsidiary of First Horizon Bank, was formed for the purpose of providing securities brokerage services to First Horizon Bank customers. Its ultimate parent company is First Horizon Corporation (FHN). The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company clears customer transactions through National Financial Services Limited Liability Corporation (NFS) on a fully disclosed basis. The Company has agreed to indemnify NFS for any losses related to the Company's customer accounts. First Horizon Bank has guaranteed the Company's performance of its obligations to NFS. The Company does not hold securities or custody assets for customers.

b. Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition.

c. Cash and Cash Equivalents

The Company considers cash on hand and in demand accounts and highly liquid investments, including money market mutual funds, to be cash equivalents with original maturities of three months or less.

d. Securities Purchased under Agreements to Resell with First Horizon Bank

Transactions involving purchases of securities under agreements to resell are accounted for as collateralized borrowings. It is the policy of the Company to obtain possession of U.S. government agency securities with a fair value equal to or in excess of the principal amount loaned under resell agreements. Collateral is valued daily and the Company may require First Horizon Bank to deposit additional collateral or return collateral pledged when appropriate. The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for securities under agreements to resell contracts.

e. Furniture, Equipment, and Leases, net

Furniture, equipment and leases consist of office furniture and fixtures, computer and other electronic data processing equipment, leasehold improvements, and right of use (ROU) lease assets that convey the right to control the use of identified property or equipment for a period of time. Depreciation expense for furniture, fixtures, and computer equipment is computed over estimated useful lives of three to ten years

using the straight-line method. Leasehold improvements are amortized using the straight-line method over the lease periods or estimated useful lives, whichever is shorter. Right of use (ROU) lease assets are amortized using the straight-line method over the lease periods including any option renewal reasonably certain to be taken.

f. Deferred Income Taxes

Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance is required for deferred tax assets if, based on available evidence, it is more likely than not that all or some portion of the asset may not be realized due to the inability to generate sufficient taxable income in the period and/or of the character necessary to utilize the benefit of the deferred tax assets.

g. Securities Transactions

Securities transactions are recorded on a trade-date basis, as if they had settled.

The Company had receivables related to revenues from contracts with customers of $1,403,371 at December 31, 2023, which are recorded in other assets on the statement of financial condition. The Company had no significant impairments related to these receivables as of and during the year ended December 31, 2023.

h. Fair Value

The Company's financial instruments are either carried at fair value or amounts considered to approximate fair value due to their short-term nature. The Company follows the guidance set forth in Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*, including all amendments and updates, to determine the fair value of financial instruments.

i. Share-Based Payments

ASC 718, *Share-Based Payments*, requires recognition of expense over the requisite service period for awards of share-based compensation to employees. Share-based awards of FHN stock with grant date achievement criteria are expensed over the period from the start of the performance period through the end of the service vesting term. The grant-date fair value of an award is used to measure the compensation expense to be recognized over the life of the award if payment is to be made in shares.

j. Subsequent Events

Additionally, in connection with the preparation of the statement of financial condition and in accordance with ASC 855, *Subsequent Events*, the Company has evaluated subsequent events through February 26, 2024, which was the date the statement of financial condition was available to be issued and concluded that no other subsequent events have occurred that would require recognition in the statement of financial condition or disclosure in the notes to the financial statement.

2. Securities Purchased Under Agreement to Resell with First Horizon Bank

The Company enters into purchases of securities under agreements to resell and securities borrowed transactions, which are reflected as assets on the statement of financial condition. The Company has accepted securities, which it is permitted to repledge or sell, as collateral for securities purchased under agreements to resell and securities borrowed transactions. At December 31, 2023, securities with a fair value totaling $25,536,608 were received as securities purchased under agreements to resell. The collateral received from First Horizon Bank, is used by the Company to secure overnight cash sweeps from its Business Investment Account. The Business Investment Account is used to facilitate transactions and hold operating funds of the Company. These financial instruments expose the Company to limited credit risk, maturing in December 2029 and July 2042, and carry interest rates that approximate market rates.

3. Receivables from Brokers

The receivables from brokers consist of receivables from the Company's clearing broker, NFS. The amount of receivables due from NFS at December 31, 2023 is $265,358.

4. Furniture, Equipment, and Leases, net

Furniture, equipment and leasehold improvements, net at December 31, 2023 consist of the following:

Furniture	$	1,638,373
Equipment		15,165
Leasehold improvements		2,751,153
Furniture, equipment, and leasehold improvements, at cost		4,404,691
Accumulated depreciation and amortization		(2,750,933)
Furniture, equipment, and leasehold improvements, net	$	1,653,758

The Company has operating leases for branch locations, corporate offices and certain equipment.

As of December 31, 2023, lease ROU assets and lease liabilities were $2,933,247 and $3,210,721 respectively, with a weighted average remaining lease term of 11.62 years and discount rate of 3.25% as of December 31, 2023. Lease assets are recognized in furniture, equipment, and leases, net and lease liabilities are recognized in lease liabilities in the statement of financial condition.

The following table provides a detail of the maturities of the Company's lease liabilities as of December 31, 2023:

2024	$	371,720
2025		375,196
2026		353,365
2027		321,109
2028		324,422
2029 and after		2,119,010
Total lease payments		3,864,823
Less lease liability interest		(654,102)
Total	$	3,210,721

Software assets are included within prepaid expenses and other assets in the statement of financial condition. Total software assets at December 31, 2023, were $1,770,851 with accumulated amortization of $1,534,738 and are amortized using a straight-line method over five years.

5. Income Taxes

The Company is included in the consolidated tax return of FHN. The provision for income taxes is calculated by using a "separate return" method. Under this method, the Company provides for taxes as if a separate return is filed with the tax authority, thereby reporting taxable income or loss and paying the applicable tax to or receiving the appropriate refund from FHN pursuant to a tax-sharing agreement. The current provision is the amount of tax payable or refundable on the basis of a hypothetical current-year separate return. The Company provides for deferred taxes on temporary differences and on any carryforwards that could be claimed on a hypothetical return and assesses the need for a valuation allowance on the basis of the projected separate return results.

As of December 31, 2023, $808,107 was due to First Horizon Bank for current income taxes and is a component of Due to First Horizon Bank, net in the statement of financial condition.

The components of deferred income taxes in the statement of financial condition at December 31, 2023 are as follows:

Deferred tax assets:		
Deferred tax on minimum pension liability	$	2,635,826
Lease liability		795,510
Employee benefits		2,842,175
Accrued expenses		147,530
Gross deferred tax assets	$	6,421,041
Deferred tax liabilities:		
Prepaid pension expense	$	2,771,309
ROU lease asset		726,762
Fixed assets		201,221
Other		200,473
Gross deferred tax liabilities		3,899,766
Net deferred tax asset	$	2,521,275

Management has concluded that the realization of the deferred tax assets is more likely than not as a result of the Company's expected ability to generate sufficient taxable income in future periods to utilize the benefit of the deferred tax assets. Accordingly, there was no valuation allowance as of December 31, 2023.

ASC 740, *Income Taxes*, defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely than-not" to be sustained by the taxing authority. ASC 740 also provides guidance on the derecognition, measurement, and classification of income tax uncertainties in the interim periods. As of December 31, 2023, the Company had no unrecognized tax benefits related to federal or state income tax matters. The Company accounts for interest and penalties, if any, as a component of income tax expense. The Company is no longer subject to federal or state and local tax examinations by tax authorities for years before 2020.

6. *Fair Value of Assets and Liabilities*

In accordance with ASC 820, the Company groups its assets and liabilities measured at fair value in three levels, based on the markets in which such assets and liabilities are traded and the reliability of the inputs used to determine fair value. This hierarchy requires the Company to maximize the use of observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

Each fair value measurement is placed into the proper level based on the lowest level of significant input. The levels are:

- Level 1 – Valuation is based upon quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which significant assumptions are observable in the market.

- Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect our own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models, and similar techniques.

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs. The best evidence of fair value is a quoted price in an active market. If listed prices or quotations are not available, fair value is determined by reference to prices for similar instruments, quoted prices or recent transactions in less active markets, or internally developed prices that primarily use as inputs market-based or independently sourced parameters, including, but not limited to, interest rates, volatilities, debt prices, credit curves and funding rates.

The Company did not have any instruments for which the fair value of assets and liabilities are measured on a recurring basis as of December 31, 2023, except the money market mutual funds of $31,007,834 which are recorded at fair value and are level 1 for purposes of ASC 820. Additionally, the Company had $151,569 of equity investments as of December 31, 2023, which are recorded at fair value in other assets on the statement of financial condition and are level 1 for purposes of ASC 820 .

Other Fair Value Disclosures

The following represent financial instruments in which the ending balance at December 31, 2023 is not carried at fair value on the statement of financial condition. If the following instruments were categorized using the above fair value hierarchy, these items would be considered level 2 for purposes of ASC 820.

Short-term Financial Instruments: The carrying value of short-term financial instruments, including securities purchased under agreements to resell are recorded at amounts that approximate the fair value of these instruments. These financial instruments generally expose the Company to limited credit risk and have short-term maturities and carry interest rates that approximate market rates.

Receivables and Other Assets: Receivables from brokers and certain other assets are recorded at amounts that approximate fair value due to their short-term expected maturities.

Payables: Accounts payable and accrued expenses, due to First Horizon Bank, and certain other liabilities are recorded at amounts that approximate fair value due to their short-term expected maturities.

7. Transactions with Related Parties

First Horizon Bank provides the Company certain accounting, administrative, audit, and legal functions at no charge. During 2023, First Horizon Bank provided certain financial planning and advisory services to the Company's customers at no charge. These customers are also customers of First Horizon Bank. Additionally, the Company provides investment management services to the trust division of First Horizon Bank.

The Company's cash and cash equivalents, including money market mutual funds, securities purchased under agreements to resell, and noninterest-bearing checking accounts, are held with or managed by First Horizon Bank and its affiliates. In addition, the Company uses office space of First Horizon Bank and pays First Horizon Bank for related charges.

Certain employees of the Company participate in certain benefit programs sponsored by First Horizon Bank and FHN, including a defined benefit pension plan, a contributory savings plan, and a postretirement medical plan, as well as medical and group life insurance plans. A portion of the cost of these benefit programs has been allocated to the Company based upon the number of employees, salary levels, and other relevant measures. The actuarial and plan assets information pertaining to the employees of the Company is consolidated in the FHN pension and postretirement calculations and is therefore not separately available.

First Horizon Bank reimburses the Company for commission expense incurred by the Company in connection with the sale of certain First Horizon Bank products. Similarly, the Company reimburses First Horizon Bank for commission expenses incurred by First Horizon Bank in connection with the sale of the Company's products.

As of December 31, 2023, the Company had a net payable balance of $981,436 due to First Horizon Bank as a result of various non-trade related transactions. There are no specific payment terms related to this net payable and all related-party transactions are settled periodically throughout the year.

8. Net Capital Requirements

The Company is subject to Uniform Net Capital Requirements pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934. Under this rule, minimum net capital may not be less than the greater of $250,000 or 6⅔% of aggregate indebtedness. At December 31, 2023, the Company's net capital, as defined, was $12,565,848, which was $11,349,908 greater than its required net capital of $1,215,940.

9. Exemptive Provision Under Rule 15c3-3

The Company clears all customer transactions through NFS on a fully disclosed basis and does not maintain customer accounts or securities. Therefore, the Company is exempt from filing the supplemental schedules of "Information Relating to Possession or Control Requirements" and "Computation of Determination of Reserve Requirements." In addition, the Company's other business activities is limited to activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

10. Liabilities Subordinated to the Claims of General Creditors

During the year ended December 31, 2023, there were no liabilities subordinated to the claims of general creditors.

11. Commitments and Contingencies

Contingent liabilities arise in the ordinary course of business. Often they are related to lawsuits, arbitration, mediation, and other forms of litigation. The Company at times receives requests for information, subpoenas, or other inquiries from federal, state, and local regulators, from other government authorities, and from other parties concerning various matters relating to the Company. Certain matters of that sort are pending at most times, and the Company generally cooperates when those matters arise. Pending and threatened litigation matters sometimes are settled by the parties, and sometimes pending matters are resolved in court or before an arbitrator, or are withdrawn. Regardless of the manner of resolution, the Company cannot reasonably determine what the eventual outcome of the matters will be, what the timing of the ultimate resolution of these matters may be, or what the eventual loss or impact related to each matter may be.

Based on current knowledge, and after consultation with counsel, management is of the opinion that loss contingencies related to threatened or pending litigation matters do not have a material adverse effect on the financial condition of First Horizon Advisors, Inc.

As discussed in Note 1, the Company has agreed to indemnify NFS for any losses related to the Company's customer accounts. During 2023, no fees or charges were incurred for this indemnification. The total amount of any obligation under such agreements is dependent upon the magnitude of the customer trades or errors resulting in loss to these parties. At December 31, 2023, the Company had no accrual related to this indemnification as any loss is neither probable nor reasonably estimable.